UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2025

Jay Yu
Chairman of the Board, President and Secretary
Nano Nuclear Energy Inc.
10 Times Square, 30 th Floor
New York, NY 10018

Re: Nano Nuclear Energy Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed September 10, 2025
File No. 333-288982

Dear Jay Yu:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 21, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-3

Summary, page 2

1. Your disclosure related to the Canadian Assets remains unclear. In this regard, in the second to last paragraph on page 1 you state that a bankruptcy court approved the sale of certain assets in December 2024 and you "closed the asset acquisition" in January 2025. However, your ensuing narrative discussion appears to be inconsistent with this disclosure, at least with respect to the Canadian Assets. Please revise your disclosure so that it is easily understood by investors which portion of the sale was approved by the court and closed in the asset acquisition in January 2025; and which portion (including the sale of the Canadian Assets) was not. In addition, please address the current status of the $250,000 escrow related to the Canadian Assets. Also, please clarify your reference to the expedited timing of the USNC bankruptcy opportunity

and why the nature of the transaction required that due diligence continued after the closing date specified in your disclosure (i.e., January 10, 2025).

2. Further, we note your disclosure that transfer of the Chalk River License Application required the consent of certain Canadian governmental entities, including the CNSC (the “Canadian Consents”). We also note that to enable your ability to continue diligence of the Canadian partnership and other Canadian Assets to ensure your company acquired the correct assets and did not assume any unknown liabilities, your disinterested directors approved the assignment of your rights to the Canadian Assets to Mr, Yu and certain Canadian entities owned or controlled by Mr. Yu (the “Yu Entities”), and in exchange you entered into the option agreement (“Yu Option Agreement”) with Mr. Yu and Yu Entities. We further note you believe this option arrangement was the most efficient and cost-effective structure for you to close the bankruptcy sale with respect to the Canadian Assets, while also preserving your ability to progress the KRONOS project in Canada and facilitate the Canadian Consents. Please expand your disclosure to further clarify your rationale for entering into the option agreement, including why the transfer of your rights to Mr. Yu and the Yu entities in exchange for the subsequent option agreement was the most efficient and cost-effective structure regarding acquisition of the Canadian Consents related to the Canadian Assets.

3. We note your response to prior comment 3. While we note that your revised disclosure states that the FQM TR is "an early and foundational step," your disclosure about the next stages of your development is presented in broad strokes. Specifically, you state that the regulatory process includes conducting the approved fuel qualification program, completing the associated safety and environmental analyses, and submitting an application for a construction permit or operating license for the KRONOS MMR™ reactor. Please revise to address each step and the anticipated timeline for completion such that you are able to meet your projected target of early 2026. In addition, please address whether the NRC review process is typically roughly one year as projected and what variables typically affect timing.

4. We note that your disclosure at page 1 regarding your nuclear reactor business appears to indicate that you expect the commercial launch of one of your projects in the early 2030s. However, it is not clear which product you are referring to. We also note disclosure elsewhere in the filing which states, more broadly, that potential launches will occur in the 2030’s. Please revise throughout the prospectus to clarify your commercial launch targets for each reactor and microreactor. As requested in the comment above, provide a detailed discussion of your anticipated timeline for each.

5. We note your response to prior comment 4. The specific timelines for the launch of your fuel processing business, fuel transportation business, and nuclear consultation services also appear to be somewhat vague. Please revise to describe with greater specificity or prominently disclose the uncertainty regarding your ability to launch these businesses and your timing for doing so. For instance, we note that you anticipate launching your fuel processing business in 2026. Please provide disclosure at a level of specificity consistent with a near-term launch.

Use of Proceeds, page 13

6. We note your response to prior comment 6. We note you disclose that as of the date of this prospectus, you have not entered into any definitive agreements or commitments with respect to acquiring businesses, assets, or technologies that are complementary to your business strategy. We also note your disclosure that on August 14, 2025, the Company and its subsidiary Kronos MMR Inc. entered into a Purchase Agreement (the "GFPL Purchase Agreement") pursuant to which Kronos MMR shall purchase all of the equity interests of GFPL and any other assets of GFPL free and clear of all liens, claims, encumbrances and other interests. You also disclose that on September 2, 2025, the GFPL Purchase Agreement and related transactions were approved by the Bankruptcy Court, and such transactions are expected to be closed in the near future. Please revise to clarify whether proceeds of this offering will be used to fund this acquisition transaction under the GFPL Purchase Agreement. To the extent that proceeds of this offering will be used in the acquisition of the equity interests and other assets of GFPL, please reconcile related disclosures in your prospectuses.

Please contact Robert Babula at 202-551-3339 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown at 202-551-3905 or Daniel Morris at 202-551-3314 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Richard I. Anslow, Esq.